UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

        [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                     For the Period Ended December 31, 2005

                       Commission file number: 000-333215

                             Caspian Services, Inc.
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                             Full Name of Registrant

                       2319 Foothill Boulevard, Suite 250
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           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84109
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                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

            Geoffrey Hadley                   (801)                746-3700
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               Name                         Area Code         Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                         [X] Yes                         [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes                         [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that during the three months ended December 31, 2005, total revenues shall have increased 103%, respectively compared to the three months ended December 31, 2004. This is mainly attributable to increased geophysical operations including the consolidation of Kazmorgeophysica as well as increased revenues from vessel operations and real estate operations.

         The Company expects total operating expenses to have increased approximately 47% during the three months ended December 31, 2005, compared to the same period of 2004 as a result of increased efficiencies resulting from economies of scale and certain cost cutting measures implemented by the Company.

         During the three months ended December 31, 2005, the Company anticipates realizing net income of approximately $740,000. By comparison, during the three months ended December 31, 2004, the Company realized a net income of $826,000.

                             Caspian Services, Inc.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: February 14, 2006                        By: /s/ Geoffrey Hadley
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                                                  Geoffrey Hadley, Secretary